NEWS RELEASE

TSX: ELD NYSE: EGO

Eldorado Reports Second Quarter 2016 Results

VANCOUVER, July 28, 2016 – Eldorado Gold Corporation, ("Eldorado" or "the Company") is pleased to announce the Company's financial and operational results for the second quarter ended June 30, 2016. Eldorado reported gold production of 124,110 ounces (2015: 181,160 oz) at an average cash operating cost of $607 per ounce (2015: $569/oz). Adjusted net earnings for the quarter was $11.7 million ($0.01 per share) compared to adjusted net earnings of $17.0 million ($0.02 per share) in 2015.

"Quarterly production was in-line with internal plans and we are expecting to produce a total of 570,000 ounces of gold at all in sustaining cash costs of $930 per ounce and cash costs of $595 per ounce for the full year 2016," stated Paul Wright, President and Chief Executive Officer of Eldorado.

"Development work at Skouries is ramping up following the Technical Study approval in early May. The Olympias Phase II development continues on schedule and initial production is expected in the first quarter 2017. I am also pleased to report that during the quarter we announced the sale of our Chinese assets, specifically the Jinfeng, White Mountain and Tanjianshan mines, as well as the Eastern Dragon project. The two transactions, expected to close in the third and fourth quarters, will result in an even stronger balance sheet. This balance sheet will enable us to re-invest in our high quality internal project pipeline and provide long term growth for Eldorado."

Second Quarter 2016 Financial and Operational Highlights (1)

■	Gold production of 124,110 ounces.

■	Gold revenues were $162.7 million on sales of 128,090 ounces of gold at an average realized gold price of $1,270 per ounce.

■	Liquidity of $422.8 million, including $202.8 million in cash, cash equivalents and term deposits, and $220.0 million in unused lines of credit.

■	All-in sustaining cash costs averaged $933 per ounce; cash operating costs averaged $607 per ounce.

■	Announced agreements to sell the Chinese portfolio of assets to two parties for a total of $900 million in cash, subject to regulatory and other approvals and closing adjustments.

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US $, unless stated otherwise.

(1)	Includes discontinued operations

1

Review of Financial Results

Continuing operations

Summarized financial results from continuing	3 months ended June 30,		6 months ended June 30,
operations– millions, except where noted	2016	2015	2016	2015
Revenues	$107.1	$124.6	$201.8	$257.7
Gold revenues	$98.3	$114.7	$188.8	$233.7
Gold sold (ounces)	77,623	96,209	152,606	193,834
Average realized gold price (per ounce)	$1,267	$1,201	$1,237	$1,214
Cash operating costs (per ounce sold)	$490	$561	$504	$549
Total cash cost (per ounce sold)	$505	$577	$521	$565
All-in sustaining cash cost (per ounce sold)	$808	$797	$833	$799
Gross profit from gold mining operations	$41.4	$39.7	$73.5	$88.2

Including discontinued operations

Summarized financial results including discontinued	3 months ended June 30,		6 months ended June 30,
operations– millions, except where noted	2016	2015	2016	2015
Gold revenues	$162.7	$204.2	$322.6	$428.2
Gold sold (ounces)	128,090	170,056	261,557	351,876
Average realized gold price (per ounce)	$1,270	$1,201	$1,233	$1,217
Cash operating costs (per ounce sold)	$607	$569	$605	$545
Total cash cost (per ounce sold)	$650	$618	$654	$597
All-in sustaining cash cost (per ounce sold)	$933	$854	$908	$811
Gross profit from gold mining operations	$55.5	$61.4	$96.6	$138.5
Adjusted net earnings	$11.7	$17.0	$11.0	$36.5
Net profit (loss) attributable to shareholders of the Company	$(329.9)	$(198.6)	$(332.3)	$(206.8)
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	$(0.46)	$(0.28)	$(0.46)	$(0.29)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	$(0.46)	$(0.28)	$(0.46)	$(0.29)

Loss attributable to shareholders of the Company was $329.9 million (or $0.46 per share) for the quarter compared with a loss of $198.6 million (or $0.28 per share) in the second quarter of 2015. During the quarter the Company recorded a post-tax impairment loss of $339.0 million in discontinued operations related to the Company's Chinese assets. The loss reported during the second quarter of 2015 was mainly due to an impairment loss in the amount of $214.1 million recorded against Certej. Adjusted net earnings for the quarter were $11.7 million (or $0.01 per share) compared with $17.0 million (or $0.02 per share) in the second quarter of 2015.

Gross profit from continuing gold mining operations increased slightly year over year as the impact of lower sales volumes was offset by higher gold prices and lower unit operating costs. Gold sales volumes from continuing operations fell year over year due to an anticipated decrease in gold production from Kisladag in comparison with 2015. Kisladag's production was impacted by longer leach cycles as a result of solution being applied to higher lifts. Additionally, production during 2015 benefitted from significant leach pad inventory draw down due to an increase in the solution pumping and treatment capacity installed at the end of 2014. Cash operating costs per ounce from continuing operations decreased year over year due to lower cash operating costs at Kisladag. Mining costs at Kisladag fell 44% as a result of a 64% drop in waste stripping tonnes year over year.

Loss from discontinued operations was $339.4 million compared with a profit of $10.0 million in the second quarter of 2015. In addition to the $339.0 million impairment loss mentioned above, the loss from discontinued operations included gross profit from gold mining operations of $14.0 million (2015 - $21.6 million), general and administrative expenses of $10.5 million (2015 - $3.4 million), and income tax expense of $2.8 million (2015 – $7.4 million).

2

Review and 2016 Outlook

Operations Update

Kisladag

Kisladag's gold production of 49,924 ounces during the quarter was impacted by longer leach cycles as a result of solution being applied to higher lifts. Production during 2015 had also benefitted from significant leach pad inventory draw down as a result of an increase in the solution pumping rate from equipment installed at the end of 2014. Production is expected to increase throughout the remainder of the year as leach cycles benefit from lower lifts placed on new leach pad cells. Cash operating costs decreased to $479 per ounce due to lower mining costs and higher recovery rates.

Capital expenditures of $6.2 million for the quarter included costs for capitalized waste stripping and sustaining construction activities.

Efemcukuru

Efemcukuru's gold production of 23,406 ounces during the quarter was lower year over year due to an 18% decrease in average treated head grade. Cash operating costs increased to $509 per ounce and were higher year over year due to lower head grade.

Capital spending of $7.2 million during the quarter included underground development and mine mobile equipment.

Tanjianshan

Tanjianshan's gold production of 13,900 ounces during the quarter was 45% lower year over year due to a decrease in head grade and lower recovery rate. Cash operating costs of $830 per ounce for the quarter were 85% higher year over year due to lower gold produced.

Subsequent to the quarter, Tanjianshan reported a crack in the mill shell. It is expected that this will take 3-4 weeks to repair by welding. During this period, any other shutdown works requiring downtime will also be completed.

Jinfeng

Jinfeng's gold production of 22,353 ounces during the quarter was 42% lower year over year mainly as a result of less ore milled and lower head grade, largely due to the end of open pit mining in the second quarter of 2015. Cash costs of $821 per ounce were higher year over year due to lower gold produced.

Capital expenditures of $1.1 million for the quarter included underground development, mining equipment and tailings dam improvements.

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White Mountain

White Mountain's gold production of 14,527 ounces during the quarter was 22% lower year over year due to slightly reduced milled tonnage and lower feed grade. Cash operating costs of $824 per ounce were 9% higher, as a result of lower gold produced.

Capital expenditures of $2.0 million for the quarter included underground development, exploration drilling, tailings dam construction, and sustaining capital projects within the processing plant.

Stratoni

Concentrate production during the quarter at Stratoni was higher year over year due to higher ore tonnes processed and zinc head grades. Higher mine production and plant throughput reflected commencement of a trial of continuous underground operations in April, and reduced days lost to stoppages.

Gold Projects Update

Olympias

At Olympias, progress was made in the Phase II civil works and steelwork fabrication during the quarter. Concrete demolition work was completed across the site, providing access into additional areas for the civil contractor. Progress was also made on the design and procurement of steel work with arrival of the first deliveries for the crushing area in late June.

By the end of the quarter the majority of the long lead items had arrived at site including a number of batches of flotation cells. Plate work fabrication also commenced for the crushing and main production buildings and the refurbishment of existing equipment is proceeding to schedule. The key highlight of the quarter was the awarding of the structural and mechanical installation contracts, which were placed in late June and mobilisation is due to begin early August.

Total capital expenditure for the quarter was $30.0 million.

Skouries

Skouries began the quarter on care and maintenance, however activities recommenced late in the quarter after receipt of the approval of the Updated Technical Study on May 9, 2016. Construction teams began to remobilize in early June, with the ramp up planned over the next few months. Early activities will be limited to those that take advantage of the summer weather window, including earthworks, completion of building foundations and remaining tree cutting, as well as enabling works for the tailings management facility access road.

Total capital expenditures during the quarter were $5.9 million.

Perama Hill

No project development activities took place during the quarter and the project remains on care and maintenance.

4

Certej

During the quarter project development focused on continued optimization work in the areas of the metallurgical process, water and waste management and site infrastructure. Development continued at the onsite quarry to produce aggregates for onsite road construction and water management facilities. Offsite infrastructure work was focused on upgrading the main waterline. Higher level capital and operating costs updates are underway in order to support ongoing permitting activities.

A total of $3.6 million was spent on Certej during the quarter.

Tocantinzinho

Site activity increased during the quarter as a result of the beginning of the dry season. Work included further geotechnical drilling at the plant and infrastructure areas, maintenance work on the access road and an increase in security facilities, primarily around the camp. Work on the power line and access road focused on engineering design to bring both project areas to a high level of basic design for permitting and costing purposes. A similar approach has been taken with the tailings management and mine rock storage facilities to support ongoing permitting activities.

Capital costs incurred at Tocantinzinho during the quarter totalled $0.9 million.

Eastern Dragon

During the quarter, Eastern Dragon remained on care and maintenance as the Company continues to advance the permitting process. The Mining License application has been submitted. Work continued on amendments to the Feasibility Report for forest usage.

Exploration Review

During the quarter 7,100 metres of exploration drilling were completed at the Company's operations and exploration projects. The 2016 drilling programs have been affected by delays in obtaining drilling permits. A total of $9.1 million was spent on exploration and evaluation programs.

Greece

In Greece, exploration activities focused on the Stratoni corridor, and included geological mapping, updating the three dimensional model for the Mavres Petres orebody and relogging of historical drillcore. Development of the hangingwall exploration drift, designed to provide access for exploration drilling of extensions to the Mavres Petres orebody, will commence in early July.

Romania

Fieldwork in Romania during the quarter focused on defining epithermal targets for drilling peripheral to the Certej deposit. Drilling permit applications are pending for several of these, and we expect the work to commence in the third quarter.

Turkey

Exploration in Turkey concentrated on project generation work, primarily to identify Tertiary volcanic centers in the western part of the country similar to that which hosts the Kisladag deposit. Detailed mapping and modelling work was also completed at the Efemcukuru mine, targeting extensions to the Kokarpinar and Kestane Beleni veins that are scheduled for drilling later this year.

5

China

In China, drilling was completed at both the White Mountain and Tanjianshan operations. High-grade extensions to the North and Far North ore zones continue to be intersected at White Mountain, with notable intercepts including 11.8 metres grading 12.82 grams per tonne gold and 11.2 metres grading 7.06 grams per tonne gold. Drilling at Tanjianshan tested four areas, including the Xinjingou deposit which resulted in intercepts of 3.7 metres grading 3.71 grams per tonne gold and 7.0 metres grading 3.73 grams per tonne gold.

Brazil

There was no exploration activity during the quarter at Tocantinzinho in Brazil. Reconnaissance-level mapping and sampling programs were conducted over our licenses in the Mara Rosa belt in Goias State, and new project areas in Minas Gerais and northeastern Brazil.

Corporate Development

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in the Company's Jinfeng mine to a wholly-owned subsidiary of China National Gold Group for $300 million in cash, subject to certain conditions and closing adjustments. On May 16, 2016, the Company announced that it had reached an agreement to sell its respective interests in the White Mountain and Tanjianshan mines, and the Eastern Dragon development project to an affiliate of Yintai Resources Co. Ltd. for $600 million in cash, subject to certain conditions and closing adjustments. With the completion of these two transactions, the Company will have effectively divested of its Chinese business segment. The transactions are expected to close in the third to fourth quarter 2016 and are subject to obtaining various regulatory and other approvals.

Outlook

Gold production for 2016, including discontinued operations is forecast to be 570,000 ounces of gold with average cash costs for commercial production of $595 per ounce and all-in sustaining cash costs of $930 per ounce. Previous guidance was production of 565,000 - 630,000 ounces at average cash costs of $585 to $620 per ounce and all-in sustaining cash costs of $960 to $995 per ounce. Capital spending is forecast to be $95.0 million in sustaining capital and $250.0 million in new project development capital compared with previous guidance of $105.0 million and $235.0 million respectively. The forecast for new project development capital is higher than original guidance mainly due to projected higher capital spending at Skouries following the approval of the updated technical study during the quarter and the restart of construction activities at site.

In Turkey, the Company's two operating mines continue with no disruptions and all employees are accounted for and safe. The Company is confident the country will continue to provide conditions suitable for ongoing operations and further investment.

6

Dividend

The Company suspended the cash payment of its semi-annual dividend payment effective the first quarter of 2016. The decision of the Board of Directors was made in view of the low gold price and the terms and conditions of the Dividend Policy. The Company continues to believe that a portion of funds from operations should be shared with investors and looks forward to resuming dividend payments in a stronger gold price environment.

Conference Call

A conference call to discuss the details of the Company's Second Quarter 2016 Results will be held by senior management on July 29, 2016 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold's website: www.eldoradogold.com

ConferenceCall Details		Replay (available until August 5, 2016)

Date:	Friday July 29, 2016	Toronto:	416 849 0833

Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 855 859 2056
Dial in:	647 427 7450	Pass code:	431 275 04
Toll free:	1 888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company's success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company's 2016 Second Quarter Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about the political and economic environment that we operate in, the future price of commodities and anticipated costs and expenses. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: political and economic environment, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory environment and restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; risks related to completing the Chinese monetization process and impact of the Jinfeng, White Mountain, Tanjianshan and Eastern Dragon sales on the Company; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

7

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Qualified Person

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure of exploration results in this press release. Drillhole results quoted represent mineralized widths in drillholes, which are greater than the true widths of mineralized zones. Assay results reported in this release for White Mountain in China were determined from diamond drill core samples that were crushed, split, and pulverized at Eldorado's sample preparation facilities at the White Mountain mine. Gold analyses were completed by fire assay at the ALS Chemex facility in Guangzhou. Field duplicate, and blank samples were inserted prior to shipment to the preparation facility, certified standard reference materials were inserted prior to shipment to the assay laboratory, and results were regularly monitored to ensure the quality of the data.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604.601.6701or 1.888.353.8166

604.601.6702

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Q2 2016 Gold Production Highlights (in US$)

	Second Quarter 2016	Second Quarter 2015	YTD 2016	YTD 2015
Gold Production [1]
Ounces Sold	128,090	170,056	261.557	351,876
Ounces Produced[2]	124,110	181,160	265,099	370,574
Cash Operating Cost ($/oz)[3,5]	607	569	605	545
Total Cash Cost ($/oz)[4,5]	650	618	654	597
Realized Price ($/oz - sold)	1,270	1,201	1,233	1,217
Kişladağ Mine, Turkey
Ounces Sold	49,942	67,981	102,621	146,983
Ounces Produced	49,924	67,778	102,300	147,034
Tonnes to Pad	4,256,279	4,873,089	8,303,175	9,099,202
Grade (grams / tonne)	0.81	0.66	0.77	0.68
Cash Operating Cost ($/oz)[5]	479	596	508	556
Total Cash Cost ($/oz)[4,5]	497	611	525	572
Efemçukuru Mine, Turkey
Ounces Sold	27,681	28,228	49,985	46,851
Ounces Produced	23,406	27,705	50,922	48,925
Tonnes Milled	120,044	113,851	236,531	219,270
Grade (grams / tonne)	6.95	8.53	7.45	7.95
Cash Operating Cost ($/oz)[5]	509	477	495	527
Total Cash Cost ($/oz)[4,5]	521	494	512	544
Tanjianshan Mine, China
Ounces Sold	13,900	16,875	27,953	43,501
Ounces Produced	13,900	25,074	27,953	51,700
Tonnes Milled	272,673	274,194	541,288	531,491
Grade (grams / tonne)	2.01	3.29	1.92	3.42
Cash Operating Cost ($/oz)[5]	830	449	841	423
Total Cash Cost ($/oz)[4,5]	963	626	1,023	594
Jinfeng Mine, China
Ounces Sold	22,040	38,289	48,136	74,975
Ounces Produced	22,353	38,234	48,288	74,920
Tonnes Milled	262,101	329,738	567,585	651,444
Grade (grams / tonne)	3.22	4.21	3.24	4.15
Cash Operating Cost ($/oz) [5]	736	551	731	535
Total Cash Cost ($/oz) [4,5]	821	632	813	621
White Mountain Mine, China
Ounces Sold	14,527	18,683	32,862	39,566
Ounces Produced	14,527	18,683	32,862	39,566
Tonnes Milled	198,994	210,753	405,084	417,360
Grade (grams / tonne)	2.54	2.97	2.90	3.26
Cash Operating Cost ($/oz) [5]	824	757	689	674
Total Cash Cost ($/oz) [4,5]	867	796	729	713
Olympias, Greece
Ounces Sold	-	-	-	-
Ounces Produced[2]	-	3,686	2,774	8,429
Tonnes Milled	-	146,893	87,350	303,933
Grade (grams / tonne)	-	1.85	2.47	2.05
Cash Operating Cost ($/oz)[5]	-	-	-	-
Total Cash Cost ($/oz)[4,5]	-	-	-	-

_____________

1	Gold production includes both continuing and discontinued operations.
2	Ounces produced include production from tailings retreatment at Olympias.
3	Cost figures calculated in accordance with the Gold Institute Standard.
4	Cash operating costs, plus royalties and the cost of off-site administration.
5	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

9

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		June 30, 2016	December 31, 2015
		$	$

ASSETS
Current assets
Cash and cash equivalents		125,652	288,189
Term deposits		5,317	4,382
Restricted cash		253	248
Marketable securities		41,445	18,331
Accounts receivable and other		49,367	85,468
Inventories		117,476	175,626
Assets held for sale	5	1,219,455	-
		1,558,965	572,244
Other assets		81,469	83,147
Defined benefit pension plan		12,856	10,897
Property, plant and equipment		3,498,434	4,747,759
Goodwill	5	-	50,276
		5,151,724	5,464,323
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		92,930	236,819
Current debt	6	30,000	-
Liabilities held for sale	5	258,431	-
		381,361	236,819
Debt	6	590,492	589,395
Other non-current liability		6,876	6,166
Asset retirement obligations		79,717	102,636
Deferred income tax liabilities		423,613	607,871
		1,482,059	1,542,887
Equity
Share capital	7	2,819,101	5,319,101
Treasury stock		(8,015)	(10,211)
Contributed surplus		2,602,027	47,236
Accumulated other comprehensive loss		5,301	(20,572)
Deficit		(1,916,215)	(1,583,873)
Total equity attributable to shareholders of the Company		3,502,199	3,751,681
Attributable to non-controlling interests		167,466	169,755
		3,669,665	3,921,436
		5,151,724	5,464,323

Approved on behalf of the Board of Directors

(Signed)John Webster	Director
(Signed)Paul N. Wright	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note		(restated)*		(restated)*
		2016	2015	2016	2015
Continuing operations:		$	$	$	$
Revenue
Metal sales		107,063	124,561	201,755	257,734

Cost of sales
Production costs		48,927	65,793	94,134	133,947
Inventory write-down (reversal)		(1,048)	-	298	6,210
Depreciation and amortization		17,551	22,586	36,519	42,589
		65,430	88,379	130,951	182,746
Gross profit		41,633	36,182	70,804	74,988

Exploration expenses		3,314	2,812	5,275	5,666
Mine standby costs		5,819	913	15,377	1,412
General and administrative expenses		10,688	9,757	20,155	23,054
Defined benefit pension plan expense		297	434	580	860
Share based payments		2,699	3,759	6,400	10,174
Impairment loss on property, plant and equipment		-	254,910	-	254,910
Other write-down of assets		478	-	478	-
Foreign exchange loss (gain)		287	(1,858)	(3,153)	7,212
Operating profit (loss)		18,051	(234,545)	25,692	(228,300)

Loss (gain) on disposal of assets		(93)	-	196	1
Loss on marketable securities and other investments		565	-	4,881	-
Other (income) expense		(1,372)	(2,015)	323	(4,184)
Asset retirement obligation accretion		449	482	898	965
Interest and financing costs		4,082	4,502	9,778	9,434
Profit (loss) from continuing operations before income tax		14,420	(237,514)	9,616	(234,516)
Income tax expense (recovery)		5,720	(29,965)	10,515	(5,649)
Profit (loss) from continuing operations		8,700	(207,549)	(899)	(228,867)
Profit (loss) from discontinued operations	5	(339,438)	9,964	(333,732)	24,769
Loss for the period		(330,738)	(197,585)	(334,631)	(204,098)

Attributable to:
Shareholders of the Company		(329,864)	(198,600)	(332,342)	(206,844)
Non-controlling interests		(874)	1,015	(2,289)	2,746
Loss for the period		(330,738)	(197,585)	(334,631)	(204,098)

Profit (loss) attributable to shareholders of the Company
Continuing operations		9,331	(207,472)	903	(227,879)
Discontinued operations		(339,195)	8,872	(333,245)	21,035
		(329,864)	(198,600)	(332,342)	(206,844)

Weighted average number of shares outstanding
Basic		716,587	716,587	716,587	716,585
Diluted		716,591	716,587	716,590	716,585

Earnings (loss) per share attributable to shareholders
of the Company:
Basic earnings (loss) per share		(0.46)	(0.28)	(0.46)	(0.29)
Diluted earnings (loss) per share		(0.46)	(0.28)	(0.46)	(0.29)

Earnings (loss) per share attributable to shareholders of the Company - Continuing operations:

Basic earnings (loss) per share		0.01	(0.29)	0.00	(0.32)
Diluted earnings (loss) per share		0.01	(0.29)	0.00	(0.32)

________

* See note 5

The accompanying notes are an integral part of these consolidated financial statements.

11

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$

Loss for the period	(330,738)	(197,585)	(334,631)	(204,098)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets (net of income taxes of $3,140 and nil)	11,405	1,020	21,094	909
Realized gains on disposal of available-for-sale financial assets	565	-	4,901	-
Actuarial losses on severance obligation	-	-	(122)	-
Total other comprehensive gain for the period	11,970	1,020	25,873	909
Total comprehensive loss for the period	(318,768)	(196,565)	(308,758)	(203,189)

Attributable to:
Shareholders of the Company	(317,894)	(197,580)	(306,469)	(205,935)
Non-controlling interests	(874)	1,015	(2,289)	2,746
	(318,768)	(196,565)	(308,758)	(203,189)

The accompanying notes are an integral part of these consolidated financial statements.

12

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
			(restated)*		(restated)*
	Note	2016	2015	2016	2015
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		8,700	(207,549)	(899)	(228,867)
Items not affecting cash:
Asset retirement obligation accretion		449	482	898	965
Depreciation and amortization		17,551	22,586	36,519	42,589
Unrealized foreign exchange loss (gain)		3,068	(50)	2,422	913
Deferred income tax expense recovery		(3,328)	(40,082)	(12,562)	(26,836)
Loss (gain) on disposal of assets		(93)	-	196	1
Other write-down of assets		478	-	478	-
Impairment loss on property, plant and equipment		-	254,910	-	254,910
Loss on marketable securities and other investments		565	-	4,881	-
Share based payments		2,699	3,759	6,400	10,174
Defined benefit pension plan expense		297	434	580	860
		30,386	34,490	38,913	54,709
Property reclamation payments		(814)	(93)	(894)	(93)
Changes in non-cash working capital	10	(39,251)	37,393	(59,624)	72,638
Net cash provided (used) by operating activities of continuing operations		(9,679)	71,790	(21,605)	127,254
Net cash provided (used) by operating activities of discontinued operations		12,165	(17,860)	26,533	1,683

Investing activities
Purchase of property, plant and equipment		(61,568)	(76,309)	(120,888)	(143,814)
Proceeds from the sale of property, plant and equipment		373	94	757	106
Proceeds on production from tailings retreatment		-	4,381	3,878	10,102
Purchase of marketable securities		(692)	-	(2,526)	(5,233)
Proceeds from the sale of marketable securities		378	-	3,665	-
Redemption of (investment in) term deposits		(22)	45,000	(935)	(902)
Decrease (increase) in restricted cash		7	(10)	(6)	591
Net cash used by investing activities of continuing operations		(61,524)	(26,844)	(116,055)	(139,150)
Net cash used by investing activities of discontinued operations		(4,431)	(15,128)	(9,573)	(22,694)

Financing activities
Issuance of common shares for cash		-	-	-	121
Dividend paid to shareholders		-	-	-	(5,768)
Purchase of treasury stock		-	-	-	(2,394)
Long-term and bank debt proceeds		30,000	-	30,000	-
Net cash provided (used) by financing activities of continuing operations		30,000	-	30,000	(8,041)
Net cash used by financing activities of discontinued operations		-	(11,440)	-	(11,440)

Net increase (decrease) in cash and cash equivalents		(33,469)	518	(90,700)	(52,388)
Cash and cash equivalents - beginning of period		230,958	445,608	288,189	498,514
Cash and cash equivalents - end of period		197,489	446,126	197,489	446,126
Less cash and cash equivalents held for sale - end of period		(71,837)	-	(71,837)	-
Cash and cash equivalents excluding held for sale- end of period		125,652	446,126	125,652	446,126

________

* See note 5

The accompanying notes are an integral part of these consolidated financial statements.

13

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015
		$	$	$	$
Share capital
Balance beginning of period		5,319,101	5,319,101	5,319,101	5,318,950
Shares issued upon exercise of share options, for cash		-	-	-	121
Transfer of contributed surplus on exercise of options		-	-	-	30
Capital reduction	7	(2,500,000)	-	(2,500,000)	-
Balance end of period		2,819,101	5,319,101	2,819,101	5,319,101

Treasury stock
Balance beginning of period		(8,015)	(12,662)	(10,211)	(12,949)
Purchase of treasury stock		-	-	-	(2,394)
Shares redeemed upon exercise of restricted share units		-	657	2,196	3,338
Balance end of period		(8,015)	(12,005)	(8,015)	(12,005)

Contributed surplus
Balance beginning of period		46,758	41,371	47,236	38,430
Share based payments		2,369	3,936	5,503	10,241
Shares redeemed upon exercise of restricted share units		-	(657)	(2,196)	(3,338)
Recognition of other current liability related costs		-	(110)	(1,416)	(763)
Reversal of other current liability and related costs		52,900	-	52,900	-
Transfer to share capital on exercise of options		-	-	-	(30)
Capital reduction	7	2,500,000	-	2,500,000	-
Balance end of period		2,602,027	44,540	2,602,027	44,540

Accumulated other comprehensive loss
Balance beginning of period		(6,669)	(18,238)	(20,572)	(18,127)
Other comprehensive gain for the period		11,970	1,020	25,873	909
Balance end of period		5,301	(17,218)	5,301	(17,218)

Deficit
Balance beginning of period		(1,586,351)	(67,816)	(1,583,873)	(53,804)
Dividends paid		-	-	-	(5,768)
Loss attributable to shareholders of the Company		(329,864)	(198,600)	(332,342)	(206,844)
Balance end of period		(1,916,215)	(266,416)	(1,916,215)	(266,416)
Total equity attributable to shareholders of the Company		3,502,199	5,068,002	3,502,199	5,068,002

Non-controlling interests
Balance beginning of period		168,340	305,510	169,755	305,414
Profit attributable to non-controlling interests		(874)	1,015	(2,289)	2,746
Dividends declared to non-controlling interests		-	(1,627)	-	(3,262)
Balance end of period		167,466	304,898	167,466	304,898

Total equity		3,669,665	5,372,900	3,669,665	5,372,900

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Consolidated Financial Statements for the quarter ended March 31, 2016.

14

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation ("Eldorado" or the "Company") is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting'. They do not include all of the information and footnotes required by the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2015.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015 with the exception of the judgements related to assets held for sale, as discussed in note 5.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•

IFRS 9 'Financial Instruments' – This standard was published in July 2014 and replaces the existing guidance in IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•

IFRS 15 'Revenue from Contracts with Customers' – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

15

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes(continued)

•

IFRS 16 'Leases' – This standard was published in January 2016 and replaces the existing guidance in IAS 17, 'Leases'. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

4.	Transactions

Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement ("Agreements") with CDH Fortune II Limited ("CDH").

As a result of these Agreements, CDH acquired 21.05% of the total ordinary shares of Sino Gold Tenya (HK) Limited ("Tenya"), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project ("ED"). This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received.

Under the terms of the Agreements, CDH had the right to require Eldorado to purchase or procure the purchase by another party of CDH's shares in Tenya at a fixed price ("Put Option") for 90 days following the second anniversary of the Agreements. A liability in the initial amount of $46,970 was recorded against equity at the transaction date, representing the present value of the redemption amount of the Put Option. Future changes in the present value of the redemption amount of the Put Option were also charged against equity. Upon expiration of the Put Option in the second quarter of 2016, the net present value of this liability was reversed against equity as at June 30, 2016 as the Put Option lapsed without being exercised by CDH.

The Agreements include a second put option that can be exercised by CDH within 90 days following the third anniversary of the Agreements. No liability has been recorded for the second put option, as the conditions under this put option are not within the control of CDH.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the ED project, the holding structure, and the number of subsidiaries related to our Chinese assets.

5.	Discontinued operations

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in the Company's Jinfeng mine to a wholly-owned subsidiary of China National Gold Group ("CNG") for $300 million in cash, subject to certain closing adjustments. The transaction is expected to close in the third quarter of 2016 and is subject to obtaining various regulatory approvals and other customary closing conditions.

In addition to the April 26, 2016 announcement, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in the White Mountain and Tanjianshan mines and the Eastern Dragon development project to an affiliate of Yintai Resources Co. Ltd. ("Yintai") for $600 million in cash, subject to certain closing adjustments. The transaction is expected to close in the fourth quarter of 2016 and is subject to obtaining various regulatory and shareholders approvals and other customary closing conditions.

16

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations(continued)

The aggregate consideration amount of $900 million is considered the fair value measurement of our Chinese operations ("China Business"). A post-tax loss of $339 million has been recognized on re-measurement to fair value less cost of disposal for the China Business. This loss was allocated first to goodwill and the remainder to property, plant and equipment.

The results from operations for our China Business have, together with restated comparatives, been presented as discontinued operations within the Condensed Consolidated Income Statements and the Condensed Consolidated Statements of Cash Flows.

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
Revenue	64,476	89,624	133,916	194,762
Production costs	44,170	49,755	91,911	100,906
Depreciation and amortization	6,305	18,280	18,996	43,686
Gross profit	14,001	21,589	23,009	50,170
Exploration expenses	364	374	645	643
General and administrative expenses	10,499	3,440	12,603	6,421
Foreign exchange loss (gain)	448	270	720	1,439
Operating profit (loss)	2,690	17,505	9,041	41,667
Interest and financing costs	131	331	146	574
Asset retirement obligation accretion	116	113	232	233
Other expenses	92	(286)	68	35
Profit from discontinued operations before income tax	2,351	17,347	8,595	40,825
Income tax expense (recovery)	2,771	7,383	3,309	16,056
Loss from discontinued operations	(420)	9,964	5,286	24,769
Loss on re-measurement to fair value less costs to sell	339,018	-	339,018	-
Net loss from discontinued operations	(339,438)	9,964	(333,732)	24,769

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

The CNG and Yintai transactions were a result of a strategic review by the Company's management to maximize the value of the Company's operations in China. Accordingly, the disposal of substantially all of the China Business through the CNG and Yintai transactions represents a single coordinated plan to dispose of a major line of business or geographical area of operations.

The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively. These assets have been re-measured to fair value less cost of disposal with the loss recognized in the Consolidated Income Statement for the three and six months ended June 30, 2016. In addition, the assets of the China Business are not depreciated while they are classified as held for sale.

17

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations (continued)

June 30, 2016
$
ASSETS
Cash and cash equivalents	71,837
Accounts receivable and other	25,645
Inventories	72,929
Other assets	18,944
Property, plant and equipment	1,030,100
Total assets held for sale	1,219,455
LIABILITIES
Accounts payable and accrued liabilities	58,727
Asset retirement obligations	23,073
Deferred income tax liabilities	176,631
Total liabilites from assets held for sale	258,431
Net assets held for sale	961,024

6.	Debt

	June 30, 2016 $	December 31, 2015 $
Current:
Revolving credit facility (a)	30,000	-

Non-current:
Senior notes (b)	590,492	589,395
Total debt	620,492	589,395

(a)	Revolving credit facility

In November 2012, the Company entered into a $375.0 million revolving credit facility with a syndicate of banks ("the credit facility"). The credit facility was to mature on November 23, 2016.

In June 2016, the Company amended and restated the existing revolving credit agreement ("the amended and restated credit agreement" or "ARCA") to $250.0 million with the option to increase by an additional $100.0 million through an accordion feature. The maturity date was also extended to June 13, 2020. The ARCA continues to be secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness exceeding $200.0 million and permitted unsecured indebtedness exceeding $150.0 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets (other than the permitted disposition of the China Business) and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at June 30, 2016.

18

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt (continued)

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company's current net leverage ratio is approximately 2.1:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.625% and undrawn standby fee of 0.725%. Fees of $2,031 were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and will be amortized over the term of the credit facility.

As of June 30, 2016, the Company had $30.0 million drawn against the facility, with a maturity day in August 2016.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $9,508 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2016 was $600.8 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($108,578).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each drawdown has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2016 was 4.59%.

As at June 30, 2016, RMB 696.6 million ($105,041) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

7.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2016 there were 716,587,134 (December 31, 2015 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2015 – none) outstanding.

On May 25, 2016 the shareholders of the Company approved by special resolution the reduction of the stated capital account of the Company. As at June 30, 2016, the stated capital of the Company has been reduced by $2,500,000.

19

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016
	Weighted average exercise price Cdn$	Number of options
At January 1,	9.97	25,519,434
Granted	3.23	9,001,164
Exercised	-	-
Forfeited	14.61	(3,175,667)
At June 30,	7.56	31,344,931

At June 30, 2016, 19,698,340 share options (June 30, 2015 – 18,984,305) with a weighted average exercise price of Cdn$9.67 (June 30, 2015 – Cdn$11.30) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended June 30, 2016 was $1,549 (YTD - $3,669).

(b) Restricted share unit plan

A total of 784,203 restricted share units (“RSUs”) at a grant-date fair value of Cdn$3.22 per unit were granted during the six-month period ended June 30, 2016 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the quarter ended June 30, 2016 is as follows:

Total RSUs
Balance at December 31, 2015	884,846
RSUs Granted	784,203
Redeemed	(298,483)
Forfeited	(93,536)
Balance at June 30, 2016	1,277,030

As at June 30, 2016, 1,277,030 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 320,591 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended June 30, 2016 was $408 (YTD - $1,072).

(c) Deferred share units plan

At June 30, 2016, 493,922 deferred share units (“DSUs”) were outstanding with a value of $2,222, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $330 for the quarter ended June 30, 2016 (YTD - $897).

20

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8. Share-based payments (continued)

(d) Performance share units plan

A total of 796,652 performance share units (“PSUs”) were granted during the six-month period ended June 30, 2016 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the quarter ended June 30, 2016 was $412 (YTD - $762).

9.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at June 30, 2016 are marketable securities and assets held for sale (see note 5). No liabilities are measured at fair value on a recurring basis as at June 30, 2016 except for the liabilities related to the assets held for sale.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of the Company’s senior notes (note 6b), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

10.	Supplementary cash flow information

Three months ended June 30,			Six months ended June 30,
	2016 $	2015 $	2016 $	2015 $
Changes in non-cash working capital
Accounts receivable and other	(8,385)	(14,269)	(9,777)	3,134
Inventories	(9,743)	277	(17,963)	11,288
Accounts payable and accrued liabilities	(21,123)	51,385	(31,884)	58,216
Total	(39,251)	37,393	(59,624)	72,638

Supplementary cash flow information
Income taxes paid	16,217	23,235	30,458	45,799
Interest paid	16,844	17,047	16,844	17,275

21

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2016, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.

11.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado's corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended June 30, 2016

	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	99,321	-	7,742	-	-	107,063
Production costs	40,231	-	8,696	-	-	48,927
Inventory write-down (reversal)	-	-	(1,048)	-	-	(1,048)
Depreciation	17,797	(461)	146	-	69	17,551
Gross profit (loss)	41,293	461	(52)	-	(69)	41,633

Other material items of income and expense
Other write-down of assets	478	-	-	-	-	478
Exploration expenses	398	572	184	133	2,027	3,314
Income tax expense (recovery)	12,123	(2,161)	(1,037)	(64)	(3,141)	5,720

Additions to property, plant and
equipment during the period	14,456	1,165	41,960	4,039	6	61,626

22

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the three months ended June 30, 2015

	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	115,820	(691)	9,432	-	-	124,561
Production costs	56,594	115	9,084	-	-	65,793
Depreciation	19,600	504	2,362	-	120	22,586
Gross profit (loss)	39,626	(1,310)	(2,014)	-	(120)	36,182

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	254,910	-	254,910
Exploration costs	428	387	571	679	747	2,812
Income tax expense (recovery)	14,296	(480)	(2,557)	(41,225)	1	(29,965)

Additions to property, plant and
equipment during the period	15,918	354	55,808	4,008	70	76,158

For the six months ended June 30, 2016

	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	190,541	-	11,214	-	-	201,755
Production costs	81,206	-	12,928	-	-	94,134
Inventory write-down	-	-	298	-	-	298
Depreciation	36,041	-	340	-	138	36,519
Gross profit (loss)	73,294	-	(2,352)	-	(138)	70,804

Other material items of income and expense
Write down on assets	478	-	-	-	-	478
Exploration costs	757	904	832	341	2,441	5,275
Income tax expense (recovery)	16,990	(3,825)	1,061	(633)	(3,078)	10,515

Additions to property, plant and
equipment during the period	28,577	2,039	85,016	6,436	14	122,082

Information about assets and liabilities
Property, plant and equipment (*)	887,922	180,911	2,023,405	404,582	1,614	3,498,434
Debt	-	-	-	-	620,492	620,492

23

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the six months ended June 30, 2015

	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	235,507	(355)	22,582	-	-	257,734
Production costs	111,450	1,587	20,910	-	-	133,947
Inventory write-down	-	6,210	-	-	-	6,210
Depreciation	36,082	1,010	5,229	-	268	42,589
Gross profit (loss)	87,975	(9,162)	(3,557)	-	(268)	74,988

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	254,910	-	254,910
Exploration costs	872	773	1,400	1,155	1,466	5,666
Income tax expense (recovery)	27,087	3,098	4,892	(40,753)	27	(5,649)

Additions to property, plant and
equipment during the period	29,886	726	104,846	9,103	151	144,712

As at December 31, 2015

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

* Net of revenues from sale of production from tailings retreatment

The Turkey segment derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

11.2 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

24

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and six-month periods ended June 30, 2016

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the second quarter of 2016. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 28, 2016 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited condensed consolidated financial statements for the three and six-month periods ended June 30, 2016 prepared in accordance with International Accounting Standard (IAS) 34 – "Interim Financial Reporting". We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado's common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold Bugs Index, the NYSE ARCA Gold Bugs Index, and the PHLX Gold/Silver Index.

25

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Second quarter summary results

Selected consolidated financial information and corporate developments

•

During the quarter the Company announced agreements to sell its Chinese assets to two parties for a total of $900 million in cash, subject to regulatory and other approvals and closing adjustments. The Company recorded a post-tax impairment loss on its China segment during the quarter of $339.0 million, representing the difference between the expected net proceeds on the sale of the Chinese assets and their net book value. (1)

•

Loss attributable to shareholders of the Company was $329.9 million ($0.46 per share) in the second quarter of 2016, compared to a loss attributable to shareholders of the Company of $198.6 million ($0.28 per share) in the second quarter of 2015.

•

Gold revenues were $162.7 million (2015 – $204.2 million) on sales of 128,090 ounces of gold at an average realized gold price of $1,270 per ounce (2015 – 170,056 ounces at $1,201 per ounce) in the second quarter of 2016.

•

During the second quarter the Company announced that it had renewed its $375.0 million revolving credit facility. The amended and restated credit agreement includes available credit of US$250 million, an accordion feature of US$100 million, and an extension of the term to June 13, 2020 from November 23, 2016.

•

At quarter end the Company reported liquidity of $422.8 million, including $202.8 million in cash, cash equivalents and term deposits, and $220.0 million in undrawn lines of credit. Cash of $71.8 million reported under "Assets held for sale" in the balance sheet is included in the $202.8 million above, and is expected to be included in the proceeds from the sale of the Chinese assets.

Selected performance measures (2)

•	Gold production of 124,110 ounces (2015 – 181,160 ounces including production from Olympias tailings retreatment).

•	Cash operating costs averaged $607 per ounce (2015 – $569 per ounce).

•	All in sustaining cash costs averaged $933 per ounce (2015 – $854 per ounce).

•	Gross profit from gold mining operations of $55.5 million (2015 – $61.4 million).

•	Adjusted net earnings of $11.7 million ($0.01 per share) compared to adjusted net earnings of $17.0 million ($0.02 per share) in 2015.

•	Cash generated from operating activities of continuing operations before changes in non-cash working capital was $30.4 million (2015 – $34.5 million).

(1)

In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, the Company's China segment has been classified as a discontinued operation for the six-month period ended June 30, 2016, and accordingly the 2015 comparative information has been restated. Except where indicated the financial and performance information presented in this MD&A includes discontinued operations.

(2)

Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

26

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Summarized Financial Results

Continuing operations

Summarized financial results from continuing operations– millions, except	3 months ended June 30,		6 months ended June 30,
where noted	2016	2015	2016	2015
Revenues	$107.1	$124.6	$201.8	$257.7
Gold revenues	$98.3	$114.7	$188.8	$233.7
Gold sold (ounces)	77,623	96,209	152,606	193,834
Average realized gold price (per ounce)	$1,267	$1,201	$1,237	$1,214
Cash operating costs (per ounce sold)	$490	$561	$504	$549
Total cash cost (per ounce sold)	$505	$577	$521	$565
All-in sustaining cash cost (per ounce sold)	$808	$797	$833	$799
Gross profit from gold mining operations	$41.4	$39.7	$73.5	$88.2

Including discontinued operations

Summarized financial results including discontinued operations– millions, except	3 months ended June 30,		6 months ended June 30,
where noted	2016	2015	2016	2015
Gold revenues	$162.7	$204.2	$322.6	$428.2
Gold sold (ounces)	128,090	170,056	261,557	351,876
Average realized gold price (per ounce)	$1,270	$1,201	$1,233	$1,217
Cash operating costs (per ounce sold)	$607	$569	$605	$545
Total cash cost (per ounce sold)	$650	$618	$654	$597
All-in sustaining cash cost (per ounce sold)	$933	$854	$908	$811
Gross profit from gold mining operations	$55.5	$61.4	$96.6	$138.5
Adjusted net earnings	$11.7	$17.0	$11.0	$36.5
Net profit (loss) attributable to shareholders of the Company	$(329.9)	$(198.6)	$(332.3)	$(206.8)
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	$(0.46)	$(0.28)	$(0.46)	$(0.29)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	$(0.46)	$(0.28)	$(0.46)	$(0.29)

Review of the quarterly financial results

Loss attributable to shareholders of the Company was $329.9 million (or $0.46 per share) for the quarter compared with a loss of $198.6 million (or $0.28 per share) in the second quarter of 2015. During the quarter the Company recorded a post-tax impairment loss of $339.0 million in discontinued operations related to the Company's Chinese assets. The loss reported during the second quarter of 2015 was mainly due to an impairment loss in the amount of $214.1 million recorded against Certej. Adjusted net earnings for the quarter were $11.7 million (or $0.01 per share) compared with $17.0 million (or $0.02 per share) in the second quarter of 2015.

27

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Gross profit from continuing gold mining operations increased slightly year over year as the impact of lower sales volumes was offset by higher gold prices and lower unit operating costs. Gold sales volumes from continuing operations fell year over year due to an anticipated decrease in gold production from Kisladag in comparison with 2015. Kisladag's production was impacted by longer leach cycles as a result of solution being applied to higher lifts. Additionally, production during 2015 benefitted from significant leach pad inventory draw down due to an increase in the solution pumping and treatment capacity installed at the end of 2014. Cash operating costs per ounce from continuing operations decreased year over year due to lower cash operating costs at Kisladag. Mining costs at Kisladag fell 44% as a result of a 64% drop in waste stripping tonnes year over year.

Loss from discontinued operations was $339.4 million compared with a profit of $10.0 million in the second quarter of 2015. In addition to the $339.0 million impairment loss mentioned above, the loss from discontinued operations included gross profit from gold mining operations of $14.0 million (2015 - $21.6 million), general and administrative expenses of $10.5 million (2015 - $3.4 million), and income tax expense of $2.8 million (2015 – $7.4 million).

Agreements to sell Chinese assets

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in the Company's Jinfeng mine to a wholly-owned subsidiary of China National Gold Group for US$300 million in cash, subject to certain closing adjustments. On May 16, 2016, the Company announced that it had reached a second agreement to sell its respective interests in the White Mountain and Tanjianshan mines, and the Eastern Dragon development project to an affiliate of Yintai Resources Co. Ltd. for US$600 million in cash, subject to certain closing adjustments. With the completion of these two transactions, the Company will have effectively disposed of its Chinese business segment. The transactions are expected to close in the second half of 2016 and are subject to obtaining various regulatory and other approvals.

Outlook

Quarterly production was in-line with internal plans. Gold production for 2016, including discontinued operations is forecast to be 570,000 ounces of gold with average cash costs for commercial production of $595 per ounce and all-in sustaining cash costs of $930 per ounce. Previous guidance was production of 565,000 - 630,000 ounces at average cash costs of $585 to $620 per ounce and all-in sustaining cash costs of $960 to $995 per ounce. Capital spending is forecast to be $95.0 million in sustaining capital and $250.0 million in new project development capital compared with previous guidance of $105.0 million and $235.0 million respectively. The forecast for new project development capital is higher than original guidance mainly due to projected higher capital spending at Skouries following the approval of the updated technical study during the quarter and the restart of construction activities at site.

In Turkey, the Company's two operating mines continue with no disruptions and all employees are accounted for and safe. The Company is confident the country will continue to provide conditions suitable for ongoing operations and further investment.

28

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Operations update

	3 months ended June 30,		6 months ended June 30,
CONTINUING OPERATIONS:	2016	2015	2016	2015
Kisladag
Gross profit – gold mining operations (millions)	$29.2	$28.1	$51.0	$71.7
Ounces produced	49,924	67,778	102,300	147,034
Cash operating costs ($ per ounce sold)	$479	$596	$508	$556
Total cash cost ($ per ounce sold)	$497	$611	$525	$572
Efemcukuru
Gross profit – gold mining operations (millions)	$12.2	$11.6	$22.5	$16.5
Ounces produced	23,406	27,705	50,922	48,925
Cash operating costs ($ per ounce sold)	$509	$477	$495	$527
Total cash cost ($ per ounce sold)	$521	$494	$512	$544
Olympias
Ounces produced from tailings retreatment	0	3,686	2,774	8,429
SUBTOTAL: CONTINUING OPERATIONS
Gross profit – gold mining operations (millions)	$41.4	$39.7	$73.5	$88.2
Ounces produced	73,330	95,483	153,222	195,959
Cash operating costs ($ per ounce sold)	$490	$561	$504	$549
Total cash cost ($ per ounce sold)	$505	$577	$521	$565
DISCONTINUED OPERATIONS:
Tanjianshan
Gross profit – gold mining operations (millions)	$4.0	$6.1	$4.5	$18.8
Ounces produced	13,900	25,074	27,953	51,700
Cash operating costs ($ per ounce sold)	$830	$449	$841	$423
Total cash cost ($ per ounce sold)	$963	$626	$1,023	$594
Jinfeng
Gross profit – gold mining operations (millions)	$6.9	$13.7	$11.1	$24.5
Ounces produced	22,353	38,234	48,288	74,920
Cash operating costs ($ per ounce sold)	$736	$551	$731	$535
Total cash cost ($ per ounce sold)	$821	$632	$813	$621
White Mountain
Gross profit – gold mining operations (millions)	$3.2	$1.9	$7.5	$7.0
Ounces produced	14,527	18,683	32,862	39,566
Cash operating costs ($ per ounce sold)	$824	$757	$689	$674
Total cash cost ($ per ounce sold)	$867	$796	$729	$713
TOTALS INCLUDING DISCONTINUED OPERATIONS
Gross profit – gold mining operations (millions)	$55.5	$61.4	$96.6	$138.5
Ounces produced – including Olympias production from tailings retreatment )	124,110	181,160	265,099	370,574
Cash operating costs ($ per ounce sold) )	$607	$569	$605	$545
Total cash cost ($ per ounce sold) )	$650	$618	$654	$597

29

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2016	2015	2016	2015
Tonnes placed on pad	4,256,279	4,873,089	8,303,175	9,099,202
Average treated head grade - grams per tonne (g/t)	0.81	0.66	0.77	0.68
Gold (ounces)
- Produced	49,924	67,778	102,300	147,034
- Sold	49,942	67,981	102,621	146,983
Cash operating costs (per ounce sold)	$479	$596	$508	$556
Total cash costs (per ounce sold)	$497	$611	$525	$572
Financial Data (millions)
Gold revenues	$63.0	$81.2	$125.5	$177.4
Depreciation and depletion	$9.0	$11.4	$20.6	$21.6
Gross profit – gold mining operations	$29.2	$28.1	$51.0	$71.7
Sustaining capital expenditures	$6.2	$4.0	$13.2	$7.3

Kisladag's production during the quarter was impacted by longer leach cycles as a result of solution being applied to higher lifts. Additionally, production during 2015 benefitted from significant leach pad inventory draw down as a result of an increase in the solution pumping rate from equipment installed at the end of 2014. Production is expected to increase throughout the remainder of the year as leach cycles benefit from lower lifts placed on new leach pad cells. Cash operating costs per ounce decreased year over year due to lower mining costs and higher recovery rates. Mining costs at Kisladag fell 44% as a result of a 64% drop in waste stripping tonnes year over year. Capital expenditures for the quarter included costs for capitalized waste stripping and sustaining construction activities.

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2016	2015	2016	2015
Tonnes Milled	120,044	113,851	236,531	219,270
Average treated head grade - grams per tonne (g/t)	6.95	8.53	7.45	7.95
Average Recovery Rate	92.6%	91.0%	94.3%	91.0%
Gold (ounces)
- Produced	23,406	27,705	50,922	48,925
- Sold	27,681	28,228	49,985	46,851
Cash operating costs (per ounce sold)	$509	$477	$495	$527
Total cash costs (per ounce sold)	$521	$494	$512	$544
Financial Data (millions)
Gold revenues	$35.4	$33.5	$63.3	$56.2
Depreciation and depletion	$8.7	$8.1	$15.2	$14.3
Gross profit – gold mining operations	$12.2	$11.6	$22.5	$16.5
Sustaining capital expenditures	$7.2	$5.9	$12.0	$10.4

Efemcukuru's production during the quarter was lower year over year due to an 18% decrease in average treated head grade. Cash operating costs were higher year over year due to lower head grade. Capital spending during the quarter included underground development and mine mobile equipment.

30

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Tanjianshan

Operating Data	3 months ended June 30,		6 months ended June 30,
	2016	2015	2016	2015
Tonnes Milled	272,673	274,194	541,288	531,491
Average treated head grade - grams per tonne (g/t)	2.01	3.29	1.92	3.42
Average Recovery Rate	79.3%	82.0%	78.8%	81.5%
Gold (ounces)
- Produced	13,900	25,074	27,953	51,700
- Sold	13,900	16,875	27,953	43,501
Cash operating costs (per ounce sold)	$830	$449	$841	$423
Total cash costs (per ounce sold)	$963	$626	$1,023	$594
Financial Data (millions)
Gold revenues	$17.8	$20.6	$34.5	$53.9
Depreciation and depletion	$0.4	$3.9	$1.3	$9.2
Gross profit – gold mining operations	$4.0	$6.1	$4.5	$18.8
Sustaining capital expenditures	$0.1	$6.7	$0.4	$8.8

Tanjianshan's production during the quarter was 45% lower year over year due to a decrease in head grade and lower recovery rate. Cash operating costs per ounce for the quarter were 85% higher year over year due to lower gold produced. Subsequent to the quarter, Tanjianshan reported a crack in the mill shell. It is expected that this will take three to four weeks to repair by welding. During this period, any other shutdown works requiring downtime will also be completed.

Jinfeng

Operating Data	3 months ended June 30,		6 months ended June 30,
	2016	2015	2016	2015
Tonnes Milled	262,101	329,738	567,585	651,444
Average treated head grade - grams per tonne (g/t)	3.22	4.21	3.24	4.15
Average Recovery Rate	84.0%	87.1%	83.1%	86.7%
Gold (ounces)
- Produced	22,353	38,234	48,288	74,920
- Sold	22,040	38,289	48,136	74,975
Cash operating costs (per ounce sold)	$736	$551	$731	$535
Total cash costs (per ounce sold)	$821	$632	$813	$621
Financial Data (millions)
Gold revenues	$28.1	$46.3	$59.1	$92.2
Depreciation and depletion	$3.1	$8.5	$8.8	$21.1
Gross profit – gold mining operations	$6.9	$13.7	$11.1	$24.5
Sustaining capital expenditures	$1.1	$4.2	$1.2	$6.4

Jinfeng's production during the quarter was 42% lower year over year mainly as a result of less ore milled and lower head grade, largely due to the end of open pit mining in the second quarter of 2015. Cash costs were higher year over year due to lower gold produced. Capital expenditures for the quarter included underground development, mining equipment and tailings dam improvements.

31

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

White Mountain

Operating Data	3 months ended June 30,		6 months ended June 30,
	2016	2015	2016	2015
Tonnes Milled	198,994	210,753	405,084	417,360
Average treated head grade - grams per tonne (g/t)	2.54	2.97	2.90	3.26
Average Recovery Rate	85.7%	86.8%	86.4%	87.8%
Gold (ounces)
- Produced	14,527	18,683	32,862	39,566
- Sold	14,527	18,683	32,862	39,566
Cash operating costs (per ounce sold)	$824	$757	$689	$674
Total cash costs (per ounce sold)	$867	$796	$729	$713
Financial Data (millions)
Gold revenues	$18.6	$22.6	$40.2	$48.5
Depreciation and depletion	$2.8	$5.8	$8.8	$13.2
Gross profit – gold mining operations	$3.2	$1.9	$7.5	$7.0
Sustaining capital expenditures	$2.0	$1.9	$6.1	$4.2

White Mountain's production during the quarter was 22% lower year over year due to slightly reduced milled tonnage and lower feed grade. Cash operating costs per ounce were 9% higher, as a result of lower gold produced. Capital expenditures for the quarter included underground development, exploration drilling, tailings dam construction, and sustaining capital projects within the processing plant.

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2016	2015	2016	2015
Tonnes ore mined (wet)	53,739	49,031	85,706	97,730
Tonnes ore processed (dry)	51,770	43,571	82,470	90,446
Pb grade (%)	6.40%	6.41%	6.40%	6.66%
Zn grade (%)	9.68%	9.07%	9.43%	9.43%
Ag grade (g/t)	166	168	169	178
Tonnes of concentrate produced	13,257	10,739	20,740	23,217
Tonnes of concentrate sold	10,252	11,188	14,860	26,896
Average realized concentrate price (per tonne)	$755	$843	$755	$840
Cash Costs (per tonne of concentrate sold)	$843	$799	$858	$763
Financial Data (millions)
Revenues	$7.7	$9.4	$11.2	$22.6
Depreciation and depletion	$0	$2.3	$0	$5.0
Earnings/(loss) profit from mining operations	$(1.0)	$(1.9)	$(1.7)	$(3.3)
Sustaining capital expenditures	$0.9	$0.8	$2.0	$1.3

Concentrate production during the quarter at Stratoni was higher year over year due to higher ore tonnes processed and zinc head grades. Higher mine production and plant throughput reflected commencement of a trial of continuous underground operations in April, and reduced days lost to stoppages.

32

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Vila Nova

Vila Nova continued on care and maintenance during the quarter.

Gold projects update

GREECE

Olympias

At Olympias, progress was made in the Phase II civil works and steelwork fabrication during the quarter. Concrete demolition work was completed across the site, providing access into additional areas for the contractor. Progress was also made on the design and procurement of steel work with arrival of the first deliveries for the crushing area in late June.

By the end of the quarter the majority of the long lead items had arrived at site including a number of batches of flotation cells. Plate work fabrication also commenced for the crushing and main production buildings and the refurbishment of existing equipment is proceeding to schedule. The key highlight of the quarter was the awarding of the structural and mechanical installation contracts, which were placed in late June and mobilisation is due to begin early August. Total capital expenditure for the quarter was $30.0 million.

Skouries

Skouries began the quarter on care and maintenance, however activities recommenced late in the quarter after receipt of the approval of the Updated Technical Study on May 9, 2016. Construction teams began to remobilize in early June, with the ramp up planned over the next few months. Early activities will be limited to those that take advantage of the summer weather window, including earthworks, completion of building foundations and remaining tree cutting, as well as enabling works for the tailings management facility access road. Total capital expenditures during the quarter were $5.9 million.

Perama Hill

No project development activities took place during the quarter and the project remained on care and maintenance.

ROMANIA

Certej

During the quarter project development focused on continued optimization work in the areas of the metallurgical process, water and waste management and site infrastructure. Development continued at the onsite quarry to produce aggregates for onsite road construction and water management facilities. Offsite infrastructure work was focused on upgrading the main waterline. Higher level capital and operating costs updates are underway in order to support ongoing permitting activities. A total of $3.6 million was spent on Certej during the quarter.

BRAZIL

Tocantinzinho

Site activity increased during the quarter as a result of the beginning of the dry season. Work included further geotechnical drilling at the plant and infrastructure areas, maintenance work on the access road and an increase in security facilities, primarily around the camp. Work on the power line and access road focused on engineering design to bring both project areas to a high level of basic design for permitting and costing purposes. A similar approach has been taken with the tailings management and mine rock storage facilities to support ongoing permitting activities. Capital costs incurred at Tocantinzinho during the quarter totalled $0.9 million.

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MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

CHINA

Eastern Dragon

During the quarter, Eastern Dragon remained on care and maintenance as the Company continues to advance the permitting process. The Mining License application has been submitted. Work continued on amendments to the Feasibility Report for forest usage.

Exploration update

During the quarter 7,100 metres of exploration drilling were completed at the Company's operations and exploration projects. The 2016 drilling programs have been affected by delays in obtaining drilling permits. A total of $9.1 million was spent on exploration and evaluation programs.

Greece

In Greece, exploration activities focused on the Stratoni corridor, and included geological mapping, updating the three dimensional model for the Mavres Petres orebody and relogging of historical drillcore. Development of the hangingwall exploration drift, designed to provide access for exploration drilling of extensions to the Mavres Petres orebody, will commence in early July.

Romania

Fieldwork in Romania during the quarter focused on defining epithermal targets for drilling peripheral to the Certej deposit. Drilling permit applications are pending for several of these, and we expect the work to commence in the third quarter.

Turkey

Exploration in Turkey concentrated on project generation work, primarily to identify tertiary volcanic centers in the western part of the country similar to that which hosts the Kisladag deposit. Detailed mapping and modelling work was also completed at the Efemcukuru mine, targeting extensions to the Kokarpinar and Kestane Beleni veins that are scheduled for drilling later this year.

Brazil

There was no exploration activity during the quarter at Tocantinzinho in Brazil. Reconnaissance-level mapping and sampling programs were conducted over our licenses in the Mara Rosa belt in Goias State, and new project areas in Minas Gerais and northeastern Brazil.

China

In China, drilling was completed at both the White Mountain and Tanjianshan operations. High-grade extensions to the North and Far North ore zones continue to be intersected at White Mountain, with notable intercepts including 11.8 metres grading 12.82 grams per tonne gold and 11.2 metres grading 7.06 grams per tonne gold.  Drilling at Tanjianshan tested four areas, including the Xinjingou deposit which resulted in intercepts of 3.7 metres grading 3.71 grams per tonne gold and 7.0 metres grading 3.73 grams per tonne gold.

34

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Quarterly results

millions (except per share amounts)

	2016	2016	2015	2015	2015	2015	2014	2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues(1)	$171.5	$164.1	$199.3	$211.5	$214.2	$238.3	$259.0	$263.5
Profit (loss)(2)	$(329.9)	$(2.5)	$(1,238.0)	$(96.1)	$(198.6)	$(8.2)	$13.9	$19.8
Earnings (loss) per share(2)
- basic	$(0.46)	$(0.00)	$(1.73)	$(0.13)	$(0.28)	$(0.01)	$0.02	$0.03
- diluted	$(0.46)	$(0.00)	$(1.73)	$(0.13)	$(0.28)	$(0.01)	$0.02	$0.03

(1)	Total revenues for Q2 2016 include discontinued operations
(2)	Attributable to shareholders of the Company

As discussed above, the second quarter of 2016 was affected by the impairment write down of the Company's Chinese assets. Quarterly profit for the fourth and second quarters of 2015 were affected by impairments of goodwill and property, plant and equipment related to Skouries, Stratoni, Tanjianshan and Certej.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs for continuing operations
millions (except for gold ounces sold and cost per ounce sold)	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Production costs (from consolidated income statement)	$48.9	$65.8	$94.1	$133.9
Vila Nova and Stratoni production costs	8.7	9.2	12.9	22.5
Production costs – excluding Vila Nova and Stratoni	$40.2	$56.6	$81.2	$111.4
By-product credits and other adjustments	(1.0)	(1.1)	(1.7)	(1.8)
Total cash cost	$39.2	$55.5	$79.5	$109.6
Royalty expense and production taxes	(1.2)	(1.5)	(2.6)	(3.2)
Cash operating cost	$38.0	$54.0	$76.9	$106.4
Gold ounces sold	77,623	96,209	152,606	193,834
Total cash cost per ounce sold	$505	$577	$521	$565
Cash operating cost per ounce sold	$490	$561	$504	$549

35

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Reconciliation of cash operating costs to production costs including discontinued operations
millions (except for gold ounces sold and cost per ounce sold)	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Production costs– excluding Vila Nova and Stratoni	$40.2	$56.6	$81.2	$111.4
Production costs – discontinued operations (note 5)	44.2	49.8	91.9	100.9
Production costs – including discontinued operations	$84.4	$106.4	$173.1	$212.3
By-product credits and other adjustments	(1.1)	(1.2)	(1.9)	(2.1)
Total cash cost – including discontinued operations	$83.3	$105.2	$171.2	$210.2
Royalty expense and production taxes	(5.6)	(8.4)	(13.0)	(18.6)
Cash operating cost – including discontinued operations	$77.7	$96.8	$158.2	$191.6
Gold ounces sold – including discontinued operations	128,090	170,056	261,557	351,876
Total cash cost per ounce sold – including discontinued operations	$650	$618	$654	$597
Cash operating cost per ounce sold – including discontinued operations	$607	$569	$605	$545

All-in sustaining cash cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company's operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs for continuing operations	Q2 2016	Q2 2015	YTD 2016	YTD 2015
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – continuing operations	$39.2	$55.5	$79.5	$109.6
Sustaining capital spending at operating gold mines	13.5	10.0	25.2	17.6
Exploration spending at operating gold mines	0.1	0.1	0.6	0.2
General and administrative expenses	9.9	11.1	21.8	27.5
All-in sustaining cash costs	$62.7	$76.7	$127.1	$154.9
Gold ounces sold – continuing operations	77,623	96,209	152,606	193,834
All-in sustaining cash cost per ounce sold – continuing operations	$808	$797	$833	$799

36

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Calculation of all-in sustaining cash costs including discontinued operations	Q2 2016	Q2 2015	YTD 2016	YTD 2015
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – including discontinued operations	$83.3	$105.2	$171.2	$210.2
Sustaining capital spending at operating gold mines	16.7	22.7	32.9	37.1
Exploration spending at operating gold mines	1.5	2.4	2.6	3.3
General and administrative expenses	18.0	15.0	30.8	34.7
All-in sustaining cash costs – including discontinued operations	$119.5	$145.3	$237.5	$285.3
Gold ounces sold – including discontinued operations	128,090	170,056	261,557	351,876
All-in sustaining cash cost per ounce sold – including discontinued operations	$933	$854	$908	$811

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended June 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net (loss) earnings attributable to shareholders	($329.9)	($198.6)	($332.3)	($206.8)
Post-tax loss on re-measurement to fair value less costs to sell	339.0	0.0	339.0	0.0
Impairment loss on property, plant and equipment, net of tax	0.0	214.1	0.0	214.1
Write-down of assets net of tax	(0.4)	0.0	0.6	0.0
Loss on disposal of assets	0.0	0.0	0.2	0.0
Losses (gains) on available-for-sale securities	0.6	0.0	4.9	0.0
Deferred tax recovery from OCI gain	(3.1)	0.0	(3.1)	0.0
Transaction costs	4.0	1.3	4.4	1.3
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	1.5	0.2	(2.7)	21.7
Inventory writedown	0.0	0.0	0.0	6.2
Total adjusted net earnings	$11.7	$17.0	$11.0	$36.5
Weighted average shares outstanding	716,587	716,587	716,587	716,585
Adjusted net earnings ($/share)	$0.01	$0.02	$0.01	$0.05

37

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition and liquidity

Operating activities

Operating activities from continuing operations before changes in non-cash working capital generated $29.3 million in cash, compared to $34.5 million in 2015. Net cash provided by discontinued operations were $11.6 million (2015 - $34.7 million).

Investing activities

The Company invested $61.6 million in capital expenditures of continuing operations this quarter. Mine evaluation, expansion and development totalled $40.4 million while sustaining capital spending at our producing mines totalled $14.3 million ($13.4 million at our producing gold mines and $0.9 million at Stratoni). A total of $6.4 million in bond interest was also charged to capital projects. The remaining $0.5 million related to fixed assets for our corporate offices. Net cash used by investing activities of discontinued operations was $4.4 million (2015 - $15.1 million) related to sustaining capital expenditures and capitalized evaluation expenditures.

Capital resources

(millions)	June 30, 2016	December 31, 2015
Cash, cash equivalents and term deposits(1)	$202.8	$292.6
Working capital	$1,177.6	$335.4
Debt	$620.5	$589.4

(1)	Including cash from discontinued operations.

Management believes that the working capital at June 30, 2016, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2016 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	30.0	-	600.0	-	630.0
Capital leases	0.4	0.8	-	-	1.2
Operating leases	6.7	5.5	6.5	5.9	24.6
Purchase obligations	44.7	1.8	-	-	46.5
Totals	81.8	8.1	606.5	5.9	702.3

The above table does not include interest on debt.

As at June 30, 2016, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 5,885 dry metric tonnes of zinc concentrates and 5,087 dry metric tonnes of lead/silver concentrates through the financial year ending December 31, 2016, and the 18,000 dry metric tonnes of gold concentrate that remained to be delivered in 2016 have been deferred to 2017, when the new Olympias Concentrator will be operative.

38

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd. ("Silver Wheaton") all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2016 through December 2016, this amount is equal to $4.18 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2015, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. ("Tuprag") had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 22,650 dry metric tonnes of gold concentrate through the financial year ending December 31, 2016.

Debt

Significant changes in our debt from that disclosed in our December 31, 2015 annual MD&A and consolidated financial statements are as follows:

Revolving credit facility

In November 2012, the Company entered into a $375.0 million revolving credit facility with a syndicate of banks ("the credit facility"). The credit facility was to mature on November 23, 2016.

In June 2016, the Company amended and restated the existing revolving credit agreement ("the amended and restated credit agreement" or "ARCA") to $250.0 million with the option to increase by an additional $100.0 million through an accordion feature. The maturity date was also extended to June 13, 2020. The ARCA continues to be secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness exceeding $200.0 million and permitted unsecured indebtedness exceeding $150.0 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets (other than the permitted disposition of the China Business) and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at June 30, 2016.

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company's current net leverage ratio is approximately 2.1:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.625% and undrawn standby fee of 0.725%. Fees of $2.0 million were paid on the amendment dated June 2016. This amount has been deferred as prepayment for liquidity services and will be amortized over the term of the credit facility.

As of June 30, 2016, the Company had $30.0 million drawn against the facility, with a maturity day in August 2016.

Senior notes

The fair market value of the notes as at June 30, 2016 is $600.8 million.

Entrusted loan

As at June 30, 2016, RMB 696.6 million ($105.0 million) had been drawn under the entrusted loan. The loan has been recorded on a net settlement basis.

39

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Equity

Common shares outstanding - as of June 30, 2016	716,587,134
- as of July 28, 2016	716,587,134
Share purchase options - as of July 28, 2016 (Weighted average exercise price per share: $10.11 Cdn)	31,240,239

Other information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•

IFRS 9 'Financial Instruments' – This standard was published in July 2015 and replaces the existing guidance in IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•

IFRS 15 'Revenue from Contracts with Customers' – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

•

IFRS 16 'Leases' – This standard was published in January 2016 and replaces the existing guidance in IAS 17, 'Leases'. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

40

MANAGEMENT'S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2016

Internal controls over financial reporting

Eldorado's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Dr. Peter Lewis, P. Geo., our Vice President, Exploration, is the Qualified Person for the technical disclosure of exploration results contained in this MD&A. Drillhole results quoted represent mineralized widths in drillholes, which are greater than the true widths of mineralized zones.  Assay results reported in this release for White Mountain in China were determined from diamond drill core samples that were crushed, split, and pulverized at Eldorado's sample preparation facilities at the White Mountain mine.  Gold analyses were completed by fire assay at the ALS Chemex facility in Guangzhou.  Field duplicate, and blank samples were inserted prior to shipment to the preparation facility, certified standard reference materials were inserted prior to shipment to the assay laboratory, and results were regularly monitored to ensure the quality of the data.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•

It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including

•	the changing price of gold and currencies and the impact of any hedging activities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory, title, permitting and licensing risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company's operations are subject to a number of risks and other uncertainties, including risks related to the Company's foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company's operations or profitability. A comprehensive discussion of the Company's risks and uncertainties is set out in our Annual Information Form dated March 30, 2016. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

 41